Exhibit 21

LIST OF SUBSIDIARIES

Name	Jurisdiction

Inter Parfums Holdings, S.A.	France
Interparfums SA	France
Jean Philippe Fragrances, LLC	New York
Interparfums, USA LLC	New York
IP Beauty, Inc.	Delaware
Parfums Rochas Spain, SL	Spain
Interparfums (Suisse) Sarl	Switzerland
Interparfums Luxury Brands, Inc.	Delaware
Interparfums Asia Pacific Pte., Ltd.	Republic of Singapore
Inter Parfums USA Hong Kong Limited	Hong Kong
Interstellar Brands LLC	New York
Divabox SAS	France
Interparfums Italia Srl	Italy